February 27, 2026

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jenn Do or Daniel Gordon

Re: Tilray Brands, Inc.

Form 10-K for the fiscal year ended May 31, 2025

Form 10-Q for the quarterly period ended August 31, 2025

File No. 001-38594

Dear Ms. Do and Mr. Gordon,

On behalf of Tilray Brands, Inc. (“Tilray”, “we”, or the “Company”), we respectfully submit the below in response to the comments received from the Division of Corporate Finance of the Securities and Exchange Commission (the “Staff”) in connection with your review of Tilray’s Form 10-K for the fiscal year ended May 31, 2025 (the “Form 10-K”) and Form 10-Q for the fiscal quarter ended August 31, 2025 (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Form 10-Q for the quarterly period ended August 31, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 28

1.

You state on page 39 that "During the three months ended August 31, 2025, the Company recognized $15.0 million of change in the fair value of contingent consideration as the likelihood of achievement decreased to 0% of such contingent consideration related to the Montauk Brewing acquisition." However, we note from page 110 of your May 31, 2025 Form 10-K that the probability of achieving such contingent consideration was "100%" as of that date. Please explain to us in detail and revise your future filings as necessary to describe the events that transpired during the three months ended August 31, 2025 that resulted in your determination that the $15.0 million payout was no longer likely to occur at all. In this regard, we note you mention only "Montauk's current operating results" from page 20 of your November 30, 2025 Form 10-Q.

The Company respectfully acknowledges the Staff’s comment and provides the following additional information.

On November 7, 2022 (the “Closing Date”), Tilray acquired 100% of the outstanding equity interests of Montauk Brewing Company, Inc. (“Montauk”). In consideration for our purchase, the aggregate purchase price included a contingent consideration arrangement, which was dependent upon the achievement of future financial performance targets and had a maximum payout of $18.0 million (the “Earn-Out”). The terms of the Earn-Out provided the following:

1.

Sales Volume or EBITDA Criterion – If, during any trailing twelve‑month period ending on or before December 31, 2025 (the “Earn-Out Period”), Montauk achieved either (i) adjusted EBITDA of at least $5.3 million (the “EBITDA Target”) or (ii) beer sales volume of at least 800,000 case equivalents (the “Sales Volume Target”), Tilray would pay $15.0 million of the Earn-Out. If neither target was achieved during the Earn‑Out Period, but beer sales volume for the twelve months ended December 31, 2025, reached at least 780,000 case equivalents, the Earn‑Out Period would be extended by three months through March 31, 2026.

2.	Additional Criterion – If both the EBITDA Target and the Sales Volume Target were simultaneously achieved during the Earn‑Out Period, Tilray would pay $18.0 million of the Earn-Out.

The Company disclosed the foregoing terms and conditions regarding the Montauk acquisition in its Quarterly Report on Form 10-Q for the period ended November 30, 2022. Subsequently, in accordance with ASC 805 (Business Combinations) and ASC 820 (Fair Value Measurement), on a quarterly basis, we subsequently measured the fair value of the contingent consideration liability for each reporting period and recognized the changes in fair value through the statement of profit and loss. Specifically, as disclosed on page 110 of the Company’s Form 10‑K for the year ended May 31, 2025, the Company estimated the fair value of the contingent consideration by applying a probability of achievement of 100% to the $15.0 million Sales Volume Target and 0% to the additional criterion, as the EBITDA Target was not expected to be achieved.

As of May 31, 2025, Montauk’s trailing twelve‑month beer sales volume was equal to approximately 738,737 case equivalents, representing approximately 92% of the 800,000‑case Sales Volume Target. The craft beer industry is highly seasonal, with the highest level of consumption occurring in the summer months, and as a result, the highest volume of orders begin in the month of May. In particular, Montauk orders in May 2025 were 10% higher than the previous year, which was used in developing our forecasts and for assessing the likelihood of the 780,000 case equivalent extension criteria and the Sales Volume Target being achieved. Based on these facts, the Company concluded that achievement of the Sales Volume Target was highly probable and therefore applied a 100% probability of achievement. This assessment reflected management’s judgment at that time that Montauk’s sales trajectory, seasonality, and remaining Earn‑Out Period provided sufficient margin to achieve the Sales Volume Target.

During the three months ended August 31, 2025, Montauk experienced a significant decline in trailing twelve‑month beer sales volume. Specifically, sales volume decreased to 671,501 case equivalents, or approximately 84% of the Sales Volume Target. This decline was primarily driven by two factors: (i) underperformance of orders during the peak summer selling months (post-May) and (ii) the unexpected loss of two large national big‑box retailer programs.

In the three-month period from June to August 2025, total Montauk orders declined by approximately 67,000 case equivalents compared to the same period in the prior year, reflecting lower‑than‑anticipated consumer demand at retail in the peak summer month periods. This was contrary to management’s May 2025 forecast, which included an assumption that the May 2025 orders, which were 10% higher than the previous year, would continue and translate into larger repeat order levels.

In addition, in fiscal years 2023 and 2024, Montauk participated in recurring summer and winter beer programs with a big‑box retailer that generated sales of approximately 14,000 case equivalents. Management expected these big-box retailer sales to continue in fiscal year 2025 (May 2025) and in Fiscal 2026 (November 2025) inside the Earn-Out Period. However, as of August 31, 2025, the programs were not renewed and negatively impacted our forecasts.

Following the loss of the big‑box retailer sales programs, the lower-than-expected demand, and the resulting decline in trailing twelve‑month sales volumes, management reassessed its projections for the remaining months of the Earn‑Out period. Based on updated forecasts and revised sales expectations, management determined that Montauk no longer had a viable path to achieving the Sales Volume Target within the Earn‑Out period or any potential extension period. Given that the $15.0 million contingent consideration payout was structured on an all‑or‑nothing basis and required full achievement of the Sales Volume Target, with no partial payout for near achievement or trend‑based performance, management concluded that achievement was no longer probable and revised the probability assessment from 100% to 0%. Management’s May 31, 2025 assessment reflected information known at that time; the subsequent decline in volumes and loss of key retailer programs constituted new information that materially changed the outlook during the quarter ended August 31, 2025. Subsequently, after the Earn-Out Period concluded on December 31, 2025, neither the Sales Volume Target nor the EBITDA Target were met and, therefore, no contingent consideration payments were made.

In summary, the Company respectfully submits that the change in probability assessment during the three months ended August 31, 2025, was driven by objective changes in Montauk’s operating results and forward‑looking expectations, including the decline in trailing twelve‑month sales volumes and the loss of two key big-box retailer programs and lower demand. In response to the Staff’s comment, the Company respectfully submits that we will revise our future filings, as necessary, to describe the events that transpired during the three months ended August 31, 2025 that resulted in our determination that the $15.0 million payout was no longer likely to occur at all.

Form 10-K for the fiscal year ended May 31, 2025

Results of Operations, page 47

2.

We note the discussions of the changes in your revenue and gross margin for each of the reportable segments on pages 51-54 do not provide quantifications of the significant factors that you have identified as impacting those changes for the periods presented. For example, on page 52, you state that the decrease in adult-use cannabis, your largest cannabis channel, was driven by, among other things, your "renewed focus on preserving gross margin and maintaining a higher average selling price in growing categories such as vapes that have experienced a high degree of price compression." Without quantification of selling price and price compression, a reader is not able to fully understand the extent that these factors had on your results. Therefore, please expand your disclosures in future filings, beginning with your Form 10-Q for the period ended February 28, 2026, to provide sufficiently quantitative, meaningful and informative disclosures that comply with Items 303(b)(2)(i)-(iii) of Regulation S-K.

We appreciate the Staff’s comment and respectfully submit that we will, beginning with our Form 10-Q for the period ended February 28, 2026, provide sufficiently quantitative, meaningful and informative disclosures that comply with Items 303(b)(2)(i)-(iii) of Regulation S-K.

Please do not hesitate to contact me at carl.merton@tilray.com if you have any questions or would like any additional information regarding this matter.

Sincerely,

By: /s/ Carl A. Merton

Carl A. Merton

Chief Financial Officer

Tilray Brands, Inc.

Cc: Mitchell Gendel – Global General Counsel